NO ACT

CFit
PE
8-12-15

Act: 1933
Section: 2(a)(1)
Rule:
Public Availability: 8/31/2015

Received SEC
AUG 13 2015
Washington, DC 20549

August 31, 2015

[redacted]

15007970

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Federal Life Insurance Company (Mutual)
Incoming letter dated August 12, 2015

Based on the facts presented, the Division will not recommend enforcement action to the Commission if, in reliance on your opinion of counsel that membership interests in Mutual Holding Company are not securities within the meaning of the Securities Act or the Exchange Act, the Company causes its current and future policyholders to become members of Mutual Holding Company in connection with and after the Reorganization without registration under the Securities Act or the Exchange Act. Capitalized terms have the same meanings as defined in your letter.

In reaching this position, we particularly note that:

- the Reorganization will be effected under Illinois law permitting the formation of mutual insurance holding companies by mutual insurance companies;
- with the Reorganization, the Company's policyholders will automatically become members of Mutual Holding Company;
- membership interests in Mutual Holding Company will be substantially the same as membership interests in the Company, will not be transferable and will be extinguished once a member is no longer a policyholder;
- Mutual Holding Company will not pay dividends or make other distributions or payments of income or profits to members, except in the event of a dissolution or liquidation or as otherwise approved by the Illinois Director;
- the Reorganization is subject to approval by the Illinois Director after notice to policyholders and a public hearing where policyholders are entitled to appear;
- the Illinois Director must approve the Reorganization after finding that it is fair and equitable to the Company's policyholders; and

- Mutual Holding Company will be subject to regulation by the Illinois Director at a level substantially equivalent to that applicable to the Company before the Reorganization.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Luna Bloom
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

August 31, 2015

Mail Stop 4561

Jeff Mattson, Partner
Freeborn & Peters LLP
311 South Wacker Drive, Suite 3000
Chicago, IL 60606

Re: Federal Life Insurance Company (Mutual)

Dear Mr. Mattson:

In regard to your letter of August 12, 2015, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Freeborn

FREEBORN & PETERS LLP

JEFF MATTSON
Partner

Freeborn & Peters LLP
Attorneys at Law
311 South Wacker Drive
Suite 3000
Chicago, IL 60606

(312) 360-6312 direct
(312) 360-6520 fax

jmattson@freeborn.com

www.freeborn.com

August 12, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

1933 Act §2(a)(1)
1934 Act §12(g)

Re: Federal Life Insurance Company (Mutual)

Dear Sir/Madam:

We are counsel to the following affiliated companies in connection with a proposed Reorganization described in detail below:

- Federal Life Insurance Company (Mutual), a mutual life insurance company incorporated under the laws of Illinois (the "Company");
- Fedho Holding Company, an intermediate holding company to be organized under the laws of Delaware (the "Intermediate Holding Company") for the purpose of holding the shares of the Company, following the Reorganization; and
- Federal Life Mutual Holding Company, a mutual insurance holding company to be organized under the laws of Illinois (the "Mutual Holding Company") for the purpose of holding shares of the Intermediate Holding Company.

The Company proposes to complete a conversion from a mutual insurance company to a stock insurance company under the provisions of Section 59.2 of the Illinois Insurance Code ("Section 59.2"), which permits the formation of mutual insurance holding companies by mutual insurance companies (the "Reorganization"). We have attached a copy of Section 59.2 as Exhibit A.

I. Request

We respectfully request confirmation that, based upon the facts and circumstances in this letter, the staff of the Division of Corporation Finance (the "Staff") will not recommend that the Securities and Exchange Commission (the "Commission") take any enforcement action if, (i) in connection with the Reorganization, the membership interests of the current policyholders in the Company become membership interests of the Mutual Holding Company; and (ii) after the effective date of the Reorganization, future policyholders of the Company will receive membership interests in the Mutual Holding Company automatically, in accordance with the Reorganization and the provisions of Section 59.2, in each case without registration of the membership interests under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act").

II. Background

The Company is a mutual insurance company incorporated under the laws of Illinois. Under its mutual form of organization, the Company is constrained from pursuing acquisitions, diversifying its operations, undertaking corporate realignments and restructurings, and raising additional capital. Because it is not authorized to issue capital stock, the Company must rely primarily on internally generated funds (*i.e.*, the accumulation of earnings). The capital-raising limitations imposed by the Company's mutual form and related barriers to acquisition activity place it at a competitive disadvantage with its competitors organized as stock companies. The board of directors of the Company believes that the Reorganization will:

- enhance the Company's strategic and financial flexibility by creating a corporate structure that will enable it to more easily partner with other mutual insurance companies and mutual insurance holding companies, thereby providing an avenue for expansion, efficiencies of scale, and diversification;
- facilitate the Company's ability to expand its business and, when needed, raise capital through sales of securities.

In the Company's present mutual form, a policyholder of the Company has rights both as an insured and as a member of the Company. As an insured, a policyholder is entitled to insurance coverage to the extent and in the amount specified in the insured's Policy. The membership interests accompanying the insurance coverage consist generally of the rights to vote in the election of directors of the Company and on other matters that properly come before the members and to receive a distribution of the Company's surplus, if any, in the event of a dissolution or liquidation of the Company. The terms of the insurance policies in force at the effective time of the Reorganization will not be changed by the Reorganization. Pursuant to the Plan of Conversion (defined below), the membership interests of the Company's policyholders will be transferred to the Mutual Holding Company and the membership interests in the Mutual Holding Company held by the policyholders will not be separately transferable from the underlying insurance policy. As currently is the case with respect to voting rights of policyholders of the Company, each member of the Mutual Holding Company will be entitled to only one vote for each $1,000 of life insurance in force and one vote for each $25 of annual premium for accident and health insurance, irrespective of the number of insurance policies. There are no other differences in rights based on the amounts of insurance purchased or the number of policies held. The membership rights of the holders of membership interests in the Mutual Holding Company, including voting rights, will be the same as those they had as holders of membership interests in the Company.

III. Illinois Law

Section 59.2 permits a domestic mutual insurance company to reorganize into a mutual insurance holding company and stock insurance company, after the occurrence of certain events, by separating the membership interests and contractual rights of the mutual insurance company's policyholders. In a conversion under Section 59.2, the membership interests of the mutual insurance company's policyholders are transferred to the mutual insurance holding company, while their contractual rights remain at the mutual insurance company, which converts into a stock insurance company and becomes a direct or indirect wholly owned stock subsidiary of the mutual insurance holding company. Holders of insurance policies of the former mutual insurance company, through their status as policyholders, automatically become members of the mutual insurance holding company in accordance with Section 59.2(2)(a). Membership interests in a mutual insurance holding company are not securities under Illinois law. *See* Section 59.2(3)(d).

All of the stock insurance company's initial shares of capital stock must be issued to the mutual insurance holding company or to an intermediate stock holding company that is wholly owned by the mutual insurance holding company. The mutual insurance holding company must at all times, directly or indirectly, own a majority of the voting shares of the converted stock insurance company or an intermediate holding company that directly or indirectly owns all of the voting stock of the converted company. *See* Section 59.2(l)(f)(ii).

Any reorganization undertaken pursuant to Section 59.2 is subject to the approval of the Director of Insurance of the State of Illinois (the "Illinois Director"). Before approving a conversion, the Illinois Director must conduct a public hearing at which policyholders and other interested parties may appear and be heard. The Illinois Director will approve the conversion upon finding that the provisions of Section 59.2 have been complied with and that "the plan is fair and equitable as it relates to the interests of the members." *See* Section 59.2(5)(a)(ii). The Illinois Director's approval may be made conditional "whenever he determines that such conditions are reasonably necessary to protect policyholder interests." *See* Section 59.2(5)(c).

After its formation, the mutual insurance holding company may be reorganized and converted into a stock company pursuant to the provisions of Section 59.1, applicable to the demutualization of a domestic mutual insurance company, as if it were a mutual insurance company.

See Section 59.2(13). The mutual insurance holding company cannot be dissolved or liquidated without the approval of the Illinois Director unless required by judicial order.

A mutual insurance holding company is subject to regulation at a level substantially equivalent to that of a domestic mutual insurance company incorporated in Illinois. Section 59.2(11)(a) states that:

> a mutual holding company shall have the same powers granted to domestic mutual companies and be subject to the same requirements and provisions of Article III [Illinois Insurance Code provisions relating to mutual insurance companies] and any other provisions of this Code applicable to mutual companies that are not inconsistent with the provisions of this section, provided however that a mutual holding company shall not have the authority to transact insurance pursuant to Section 39.1.

A mutual insurance holding company is also subject to the provisions of the Illinois Insurance Code concerning Insurance Holding Company Systems, Section 131 et seq. (the "Insurance Holding Company Systems Law").

The assets of the mutual insurance holding company are required by Section 59.2(11)(d) to be held in trust, under such arrangements and on such terms as the Illinois Director may approve for the benefit of the policyholders of the converted stock insurance company.

The mutual insurance holding company's ability to engage in non-insurance-related activities is limited substantially to the same extent as the mutual insurance company's. *See* Section 59.2(11)(a). Under Section 39(2) of the Illinois Insurance Code, a mutual insurance company may render investment advice, render services relating to the functions involved in the operation of an insurance business and engage in "any other business activity reasonably complementary or supplementary to its insurance business; either to the extent necessarily or properly incidental to the insurance business the company is authorized to do in this State or to the extent approved by the Illinois Director and subject to any limitations he may prescribe for the protection of the interests of the policyholders of the company." Under Section 131.2 of the Insurance Holding Company Systems Law, a domestic company may, among other things (i) invest in common stock, preferred stock, debt obligations, and other securities of one or more subsidiaries, subject to certain limitations; (ii) invest in one or more insurance corporation subsidiaries; and (iii) with the approval of the Illinois Director, invest any greater amount in common stock, preferred stock, debt obligations, or securities of one or more subsidiaries.

Under Section 59.2(11)(c), a mutual insurance holding company may enter into an affiliation agreement or a merger agreement with any mutual insurance company doing business in Illinois or another mutual holding company with the approval of the Illinois Director. Under Section 131.4 of the Insurance Holding Company Systems Law, any agreement to merge or consolidate with or acquire control of an Illinois insurer requires the approval of the Illinois Director.

As a result of the provisions of Section 59.2(11), which regulate the mutual insurance holding company to the same extent as a mutual insurance company, acquisitions by the mutual insurance holding company or investments in permitted subsidiaries or other investments of a mutual insurance holding company would also be regulated under Sections 131.2, 131.3, 131.4 and 131.8 of the Insurance Holding Company Systems Law to the same extent as a mutual insurance company.

In addition, under Section 59.2(5)(c), the Mutual Holding Company will be subject to any additional conditions that the Illinois Director may require in connection with approval of a plan of conversion.

IV. The Reorganization

A. The Plan of Conversion

In accordance with Section 59.2, the board of directors of the Company adopted a plan of conversion (the "Plan of Conversion") on November 20, 2014, pursuant to which it intends to reorganize into a mutual insurance holding company structure by, among other things, (i) forming the Mutual Holding Company as the mutual insurance holding company and (ii) amending and restating the Articles of Incorporation of the Company to authorize the issuance of capital stock. The Company subsequently submitted its proposed Plan of Conversion and other required documents to the Illinois Director on December 12, 2014. These documents included a form of notice and policyholder information statement to be used for a special meeting of the eligible members who will be asked to consider the Plan. Due to delays at the Illinois Department of Insurance, the Company does not yet know a definitive date for approval of the Plan of Conversion but expects a response from Illinois within the next month and plans for the Reorganization to become effective this year.

Following approval of the Plan by the Illinois Director, (i) a notice of meeting and proxy form and (ii) a policyholder information statement will be sent to each member of the Company. The notice of meeting and proxy form and the policyholder information statement will have been approved by the Illinois Director. Pursuant to Illinois Insurance Code section 59.2(6)(b), the notice of meeting must be mailed to members within 45 days after the approval of the Plan by the Illinois Director, and the meeting must be held not less than 60 days after the notice of meeting is mailed.

Upon its Reorganization and conversion to a stock company, the Company will continue its corporate existence as an Illinois stock insurance company to be named Federal Life Insurance Company (the "Reorganized Stock Company"). All of the shares of the voting stock of the Reorganized Stock Company will be owned initially by the Intermediate Holding Company which, in turn, will be a wholly owned subsidiary of the Mutual Holding Company. The Mutual Holding Company will thereafter be required by Illinois law to hold directly or indirectly a majority of the voting securities of the Reorganized Stock Company. The Reorganized Stock Company will assume all the liabilities and obligations of the Company and continue to perform all of the contractual obligations of the mutual company, including those under any insurance policies.

The Company does not intend to issue certificates evidencing the membership interests in the Mutual Holding Company nor does Illinois law require such issuance. Rather, a list of members will be kept on the books and records of the Mutual Holding Company.

Pursuant to the Plan, the Mutual Holding Company will be organized under Illinois law and the Intermediate Holding Company will be organized in Delaware. The business of the Mutual Holding Company and the Intermediate Holding Company and the proposed Articles of Incorporation and Bylaws of the Mutual Holding Company, as a mutual insurance holding company, and the Intermediate Holding Company, differ in certain respects from the Company, as a mutual insurance company. Principal differences include the following:

- The Mutual Holding Company will be formed for the purpose of engaging in any lawful business authorized under Section 59.2 of the Illinois Insurance Code, whereas the Company was formed for the purpose of issuing life, accident and health insurance. The Intermediate Holding Company will be formed for the purpose of engaging in any business authorized under Delaware law.

- The Mutual Holding Company will not pay dividends or make other distributions or payments of income or profits, except in the event of a dissolution or liquidation of the company, or except as otherwise directed or approved by the Illinois Director.

B. <u>Effects of the Reorganization on Members and Policyholders</u>

On the effective date of the Reorganization (the "<u>Effective Date</u>"), the membership interests and the contract rights of policyholders will be separated. By operation of law and the Bylaws and Articles of the Mutual Holding Company, policyholders' membership interests in the Company automatically will be transferred to and will become membership interests in the Mutual Holding Company. Policyholders' contractual rights will remain with the Company (which will become the Reorganized Stock Company). Each person who becomes a Company policyholder after the Effective Date of the Reorganization will automatically become a member of the Mutual Holding Company and have membership interests in the Mutual Holding Company as long as the Company policy owned by the member remains in force. Members of the Company before the Reorganization and members of the Mutual Holding Company after the Reorganization will not receive shares of stock, cash, additional policy credits, or consideration or payment of any other kind attributable to the Reorganization.

Membership interests in the Company prior to the Reorganization are not separately transferable from the underlying policy. Members of the Mutual Holding Company also will not be able to transfer their membership interest in the Mutual Holding Company (or any right arising from such membership), except in conjunction with permitted transfers of the underlying policy through which the membership interest in the Mutual Holding Company was derived (the "Related Policy"). A membership interest in the Mutual Holding Company will automatically terminate upon the lapse or termination of the Related Policy. No member of the Mutual Holding Company will be personally liable, as a member, for the debts, liabilities, or obligations of the Mutual Holding Company or subject to assessments of any kind.

Pursuant to the Reorganization, the Mutual Holding Company will initially own all of the stock in the Intermediate Holding Company and indirectly the Reorganized Stock Company, its subsidiary. Given this ownership structure, the Mutual Holding Company will have voting control of the Intermediate Holding Company and its subsidiary, the Reorganized Stock Company.

After the Reorganization, the membership interests in the Mutual Holding Company held by its members will include:

- the right to elect the board of directors of the Mutual Holding Company;
- the right to vote on such other matters as may come before the members of the Mutual Holding Company at an Annual Meeting or at a Special Meetings of members;
- the right to receive distributions of the residual assets, if any, of the Mutual Holding Company, in the event of its ultimate dissolution or liquidation.

Members of the Mutual Holding Company will not have the right to elect the board of directors of the Intermediate Holding Company or the Reorganized Stock Company, to approve or disapprove changes in their Articles of Incorporation or to vote at their shareholder meetings. The board of directors of the Mutual Holding Company, representing the interests of its members, will exercise voting control over the election of directors of the Intermediate Holding Company, the Reorganized Stock Company and its subsidiaries and over other matters pertaining to the governance of those companies.

V. Summary of the Reorganization

The terms of the Reorganization can be summarized as follows: (1) the Reorganization will be undertaken in accordance with Section 59.2 of the Illinois Insurance Code, which permits the formation of mutual insurance holding companies by mutual insurance companies; (2) the membership rights of members of the Mutual Holding Company will be substantially the same as the membership rights of the Company's policyholders; (3) on and after the Effective Date, persons who hold or subsequently acquire policies of the Company will automatically become members of the Mutual Holding Company; (4) the Reorganization is subject to the approval of two-thirds of the votes cast by the eligible members of the Company and the approval by the Illinois Director, who must first conduct a public hearing on the Plan to which the eligible members had notice and at which such members were entitled to appear; (5) the Illinois Director may approve the Plan only upon finding that the plan is fair and equitable to the Company's policyholder members; (6) the Mutual Holding Company will be subject to regulation by the Illinois Director at least equal to that of the Company; and (7) the Mutual Holding Company will not make any distributions to its members except upon dissolution or liquidation or as directed or approved by the Illinois Director.

VI. Registration Pursuant to the Securities Act of 1933

Based upon the foregoing facts and the analysis set forth herein, it is our opinion that the membership interests in the Mutual Holding Company received by the Company's policyholders in connection with the Reorganization and created from time to time by virtue of the issuance of a policy by the Reorganized Stock Company would not constitute the offer or sale of a "security" that would require registration under the Securities Act or compliance with the Exchange Act.

A. Registration Under the Securities Act

Applying the test developed in *SEC v. W.J. Howey Co.*, 328 U.S. 293 (1946) ("Howey"), and its progeny, it is our opinion that the membership interests in the Mutual Holding Company received by existing members of the Company in connection with the Reorganization and those membership interests created from time to time after the Reorganization and received by future policyholders of the Company would not constitute the offer or sale of a "security" as that term is defined in Section 2(a)(l) of the Securities Act.

The Staff has previously taken no-action positions involving this issue on numerous occasions in the context of reorganization transactions similar to that contemplated by the Company, including those involving Illinois entities. *See, e.g.*, Blue Cross and Blue Shield of Florida, Inc. (publicly available September 9, 2013); American Mutual Insurance Company (publicly available May 13, 2009); Pan-American Life Insurance Company (publicly available December 28, 2006); Fidelity Life Association (publicly available October 18, 2006); Employers Insurance Company of Nevada, A Mutual Company (publicly available December 2, 2004); Millers Mutual Insurance Association (publicly available February 20, 2003); Milwaukee Mutual Insurance Company (publicly available January 30, 2003); Maine Mutual Fire Insurance (publicly available November 15, 2001); First Nonprofit Mutual Insurance Company (publicly available October 24, 2001); The Baltimore Life Insurance Company (publicly available December 11, 2000); Woodmen Accident and Life Company (publicly available December 28, 1999); American Republic Insurance Company (publicly available December 23, 1999); The Security Mutual Life Insurance Company of Lincoln, Nebraska (publicly available November 30, 1999); Trustmark Insurance Company (publicly available August 25, 1999); Mutual Trust Life Insurance Company (publicly available August 4, 1999); Mutual of Omaha Insurance Company (publicly available November 27, 1998); National Life Insurance Company (publicly available September 18, 1998); Principal Mutual Life Insurance Company (publicly available June 8, 1998); The Ohio National Life Insurance Company (publicly available June 5, 1998); Security Benefit Life Insurance Company (publicly available June 3, 1998);

The Minnesota Mutual Life Insurance Company (publicly available May 21, 1998); Provident Mutual Life Insurance Company (publicly available April 7, 1998); FCCI Mutual Insurance Company (publicly available March 30, 1998); Ameritas Life Insurance Corporation (publicly available December 8, 1997); Acacia Mutual Life Insurance Company (publicly available June 27, 1997); Pacific Mutual Life Insurance Company (publicly available April 17, 1997); General American Life Insurance Company (publicly available February 20, 1997); and American Mutual Life Insurance Company (publicly available June 13, 1996). Section 59.2 was the applicable regulation for the Fidelity Life Association, First Nonprofit Mutual Insurance Company, Trustmark Insurance Company, and Mutual Trust Life Insurance Company no-action letters, and Section 59.2 is not materially different from the mutual holding company laws in the states involved in the other referenced no-action letters.

Section 2(a)(l) of the Securities Act, as amended, defines a "security" as including:

> any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, ... or, in general, any interest or instrument commonly known as a 'security,' or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

Although the term "membership interests" is not specifically included in the above definition, an unlisted interest, participation, or instrument may still be deemed a "security" if it falls within one of two general categories: an "investment contract" or an "interest or instrument commonly known as a 'security.'"

Insurance policies, including their related membership interests, are generally not considered securities. Section 3(a)(8) of the Securities Act exempts insurance policies from the registration requirements of the Securities Act if the policies are "issued ... subject to the supervision of the insurance commissioner ... of any state ... of the United States." This section "makes clear what is already implied in the [Securities] Act, namely, that insurance policies are not to be regarded as securities subject to the provisions of the [Securities] Act." H.R. Rep. No. 73-85, at 15 (1933).

The fact that more than one company is involved should not alter the analysis. Since no "specific consideration in return for a separable financial interest with the characteristics of a security" is paid for the membership interest (because only the Policy is purchased), this interest does not constitute a security. *International Brotherhood of Teamsters v. Daniel*, 439 U.S. 551, 559 (1979).

B. Membership Interests are not Investment Contracts

The Supreme Court set forth the criteria to determine the existence of an investment contract in *SEC v. W.J. Howey Co.*, 328 U.S. 293 (1946). Continuing the approach articulated earlier in *SEC v. C.M. Joiner Leasing Corp.*, 320 U.S. 344 (1943), the Howey test focuses on the economic realities of a transaction. An instrument or interest constitutes an investment contract if it: (1) involves an investment (2) in a common enterprise (3) with an expectation of profits (4) solely from the efforts of others. *See Howey*, 328 U.S. at 299.[1] We understand that the Commission has stated that the second item, "in a common enterprise," is not a separate element of the Howey test.

1. Investment of Money

The first criterion under the Howey test, investment of money, is not satisfied because the Reorganization does not require Company policyholders (or Reorganized Stock Company policyholders) to pay cash or any other property to acquire their membership interests in the Mutual Holding Company. An investment is characterized by "an exchange for value," most often a monetary contribution. *See Uselton v. Commercial Lovelace Motor Freight, Inc.*, 940 F.2d 564, 574-75 (10th Cir. 1991). The membership interests are not issued upon a simple monetary contribution; instead, membership interests automatically accompany, by operation of law, the ownership of a Policy. The money paid by Company or Reorganized Stock Company policyholders is in the form of premiums with the intent to obtain insurance, and not with any profit-making, profit-sharing or investment intent with respect to membership in the Mutual Holding Company. Indeed, at the time of issuance of the Policies, the membership interests have no value separate and apart from the insurance policies.

Also, the membership interests will not be marketed as investments. The Reorganized Stock Company's selling efforts will focus on insurance coverages. Additionally, current members have been and prospective members must be qualified and accepted as insureds by the Company and the Reorganized Stock Company, respectively. Such qualification is an independent requirement that must be satisfied on the basis of objective insurance underwriting criteria. Finally, there is no basis for the current or prospective members to regard the membership interests in the Company or in the Reorganized Stock Company as investments because the membership interests are and will be non-transferable.

---

[1] While the Howey test focused only on investment contracts, the Court subsequently applied the test more broadly. *See Landreth Timber Co. v. Landreth*, 471 U.S. 681, 691 n.5 (1985) (stating that the categories of investment contracts and instruments commonly known as a security are properly analyzed by applying the Howey test); *United Housing Foundation, Inc. v. Forman*, 421 U.S. 837, 852 (1975) (stating that the basic test for distinguishing a transaction involving a security and other commercial dealings is the Howey test).

2. <u>Expectation of Profits</u>

The third criterion of the Howey test, expectation of profits, is not satisfied because membership interests do not provide any distribution of profits. Membership interests only provide voting rights and other rights as may be provided under Illinois law, such as those occurring upon demutualization or dissolution. The Court defines "<u>profits</u>" under the Howey test as "capital appreciation resulting from the development of the initial investment ... or participation in earnings resulting from the use of investors' funds." *United Housing Foundation, Inc. v. Forman*, 421 U.S. at 852. On its face, voting rights and the opportunity to receive money only in the event of the company's subsequent demutualization or dissolution do not meet the Forman profit definition.

In cases where investors are "attracted solely by the prospects of a return on their investment," the securities laws are applicable. *Id.* at 858. By contrast, "when a purchaser is motivated by a desire to use or consume the item purchased ... the securities laws do not apply." *Id.* The economic reality of becoming a mutual holding company member is that policyholders part with their money not for the purpose of reaping profits from the efforts of others, but for the purpose of purchasing insurance, a commodity for personal consumption. As indicated above, the Mutual Holding Company will not be permitted to make any direct payment of dividends, distributions, or any other distributions of income or profits to a member with respect to any mutual insurance holding company membership interest, other than as directed or approved by the Illinois Director. A policyholder's expectation of accretion in value of his/her insurance policy depends solely upon the terms of the insurance contract itself. Furthermore, there is no potential to realize profit by transferring the membership interest to a third party because the membership rights are not assignable. The Company has never requested permission from the Illinois Director of Insurance to declare and pay a distribution to its members and has no plans or intentions to do so, or to dissolve or liquidate.

In sum, the inability to receive dividends or other distributions of profits (except in limited circumstances such as a dissolution) or to sell a membership interest to a third party assures that a policyowner will not be motivated "solely by the prospect of a return" on the membership interests. *Id.* at 852 (citing *Howey*, 328 U.S. at 300).

C. <u>Membership Interests are not securities under *Reves*</u>

In *Reves v. Ernst & Young*, 494 U.S. 56 (1990), the Court discussed four factors that are "the same factors which this Court has held apply in deciding whether a transaction involves a 'security'": (1) the transaction in which the interest was received must be reviewed to determine the motivations that would prompt a reasonable seller and buyer to enter into it, (2) the "plan of distribution" must be examined to determine "whether it is an instrument in which there is 'common trading for speculation or investment,'" (3) the "reasonable expectations of the investing public" with respect to the interest should be examined and (4) the existence of an alternative regulatory scheme that might reduce the risks associated with the interest alleged to constitute a security and "thereby rendering application of the Securities Act unnecessary." *Id.* at 66-67.

As to the first factor, the Court noted that "if the seller's purpose is to raise money for the general use of a business enterprise or to finance substantial investments and the buyer is interested primarily in the profit the note is expected to generate, the instrument is likely to be a 'security.'" *Id.* at 66. This factor suggests that the Mutual Holding Company membership interests would not constitute securities because, as discussed above, a reasonable buyer would not purchase a Policy with an expectation of receiving a profit on account of the related membership interest.

As to the second factor, the membership interests cannot be freely traded or transferred apart from the accompanying Policy; they terminate upon lapse or surrender of the policy, upon maturity of the contract of insurance or death of the insured; and they cannot be pledged or encumbered. Consequently, there cannot be common trading of the membership interest for speculation or investment.

As to the third factor, the Court noted that the marketing efforts employed in selling an alleged security are relevant to the expectations of the general public. *Id.* at 69. This third factor suggests that the membership interests would not constitute securities for several reasons. First, as noted earlier, membership interests are an inseparable part of the related insurance policies, which traditionally are not regarded as securities. Also as noted earlier, the membership interests will not be marketed to the general public as interests that would give rise to a profit expectancy (sales efforts will focus on the insurance coverage). Furthermore, no certificates will be issued with respect to the membership interests. Finally, the membership interests are not recognized as securities under Illinois law.

As to the fourth factor, since the Mutual Holding Company will be subject to extensive regulation by the Illinois Director, this factor also supports the conclusion that the membership interests in the Mutual Holding Company would not constitute securities. The Illinois Director will hold a public hearing at which policyholders and other interested parties are permitted to attend and be heard. The Illinois Director also must conclude that the interests of the policyholders will be properly protected after the Reorganization and that the terms and conditions of the Plan are fair to the policyholder members. After the Effective Date, the Illinois Director will retain jurisdiction over the mutual insurance holding company pursuant to Section 59.2. Under Section 59.2(5)(c), the Illinois Director is empowered to condition approval of the Plan on retaining broad authority to regulate the acquisition or formation of affiliate entities of the Mutual Holding Company, expansion of the Mutual Holding Company's systems, and other matters. In addition, the Mutual Holding Company will be regulated under the Insurance Holding Company Systems Law and Article XIII of the Illinois Insurance Code relating to rehabilitation, liquidation, conservation, and dissolution of insurance companies to the same extent as an insurance company. Affiliates of the Mutual Holding Company are regulated to the same extent as affiliates of the Company prior to the Reorganization pursuant to the Insurance Holding Company Systems Law.

D. Delaware Intermediate Holding Company

One of the primary purposes of the Reorganization is to enhance financial flexibility, thereby providing an avenue for expansion of the Company's operations. The Reorganization contemplates the formation of an Intermediate Holding Company to hold the stock of the Reorganized Stock Company. We do not view the added flexibility resulting from the Reorganization, by itself or together with any other aspect of the Reorganization, including the formation of the Intermediate Holding Company, as creating an expectation of profit because the members of the Mutual Holding Company do not share in the profits of the Reorganized Stock Company. The Intermediate Holding Company is proposed to be formed in Delaware. Many companies are formed under Delaware law because Delaware is generally viewed as having the most developed body of corporate law of any state. The selection of Delaware law provides the perceived advantages of Delaware corporate law for the growth of the Intermediate Holding Company, particularly should the Intermediate Holding Company one day decide to seek capital or become a public company. There are no current plans to offer shares of the Intermediate Holding Company or any subsidiary to the public, to other investors or in connection with acquisitions, although such activities may be undertaken in the future. Any determination to offer shares in the future would depend on numerous factors, including the then-current needs for additional capital to facilitate growth, relevant equity market conditions, the financial and business performance and prospects of the Company, and compliance with regulatory requirements and approvals under Illinois law. We also note that forming the Intermediate Holding Company in Delaware does not change the fact that as a condition of approving the Plan of Conversion, the Illinois Director may require prior approval before any sale of stock or change in capital structure of the Intermediate Holding Company. *See* Section 59.2(5)(c)(i-iii).

We note that in accordance with Section 59.2, regardless of the state of incorporation of the Intermediate Holding Company, the Mutual Holding Company is required at all times to retain direct or indirect ownership and control of a majority of the outstanding voting shares of the Intermediate Holding Company, which directly or indirectly owns all of the voting stock of the Reorganized Stock Company. *See* Section 59.2(2)(b) and Section 59.2(l)(f)(ii). The Intermediate Holding Company, as a subsidiary of the Mutual Holding Company, will be regulated by the Director substantially to the same extent as a subsidiary of a mutual insurer would be regulated by the Director, regardless of the jurisdiction of incorporation of the Intermediate Holding Company.

We also note that the Staff has previously granted a no-action request in a similar Mutual Holding Company conversion under Illinois law that utilized a Delaware intermediate holding company. *See, e.g.*, Mutual Trust Life Insurance Company (publicly available August 4, 1999) and Fidelity Life Association (publicly available October 18, 2006) (in each case, the insurance company and the mutual holding company were formed under the laws of Illinois while the intermediate mutual holding company was formed under Delaware law).

Based on the foregoing, we do not believe that the formation of the Intermediate Holding Company or selection of Delaware as the jurisdiction of incorporation for the Intermediate Holding

Company impacts the analysis of *Howey* or *Reves* described above as to whether the membership interests are securities under Section 2(a)(l) of the Securities Act.

E. Conclusion

Because the membership interests do not meet the tests articulated by the Court in *Howey* and *Reves*, it is our opinion that the membership interests are not securities under Section 2(a)(l) of the Securities Act. Thus, we believe that under the circumstances described herein, it would be appropriate for the Staff to take a position consistent with that taken in numerous similar no-action letters issued by the Staff.[2]

VII. Registration Pursuant to the Exchange Act

To be subject to registration pursuant to section 12(g) of the Exchange Act, a person must issue "securities." The definition of "security" in Section 3(a)(10) of the Exchange Act is in all pertinent respects identical to the definition of that term in Section 2(a)(l) of the Securities Act. *See Landreth Timber Co.*, 471 U.S. at 686 n.1 (1982). Consequently, in accordance with the discussion of the Securities Act above, we are of the opinion that the mutual holding company membership interests are not securities. Accordingly, it is our opinion that the Mutual Holding Company will not be subject to the registration requirements of section 12(g) of the Exchange Act.

VIII. Conclusion

In consideration of the foregoing facts and our conclusions with respect to the application of the Securities Act and the Exchange Act, we request that the Staff advise us whether it would recommend to the Commission that no action be taken if the Reorganization and issuance of membership interests in the Mutual Holding Company as described above is effected without compliance with the registration requirements of the Securities Act and the Exchange Act.

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[2] See those cited above in Section VI A.

Because of the importance of the Reorganization to the Company, we would appreciate hearing from the Staff at its earliest convenience. In the event you anticipate formulating a response not consistent with any interpretation or position stated in this request, we would appreciate the opportunity to discuss the matter with the Staff prior to any final decision. If you should have any comments or would like additional information, please contact the undersigned at (312) 360-6312 or Mark Goodman at (312) 360-6729.

Very truly yours,

Jeff Mattson
FREEBORN & PETERS LLP
311 South Wacker Drive
Suite 3000
Chicago, IL 60606
(312) 360-6312

Attachment

Exhibit A

Illinois Insurance Code

REGULATION ... CHAPTER 215 INSURANCE ... ACT 5. ILLINOIS INSURANCE CODE ... Article III -- DOMESTIC MUTUAL COMPANIES

215 ILCS 5/59.2

Formation of mutual insurance holding company; conversion of mutual company

Sec. 59.2 Formation of mutual insurance holding company and conversion of mutual company to stock company.

(1) Definitions. For the purposes of this Section, the following terms shall have the meanings indicated:

(a) "Converted company" means an Illinois domiciled stock insurance company subject to the provisions of Article II, {Footnote 1} except as otherwise provided in this Section, that continues in existence after a reorganization under this Section in connection with the formation of a mutual holding company.

(b) "Converted mutual holding company" means the stock corporation into which a mutual holding company has been converted in accordance with Section 59.1 and subsection (13) of this Section.

(c) "Eligible member" means a member as of the date the board of directors adopts a plan of MHC conversion under this Section. For the conversion of a mutual holding company, "eligible member" means a member of the mutual holding company who is of record as of the date the mutual holding company board of directors adopts a plan of conversion under Section 59.1.

(d) "Intermediate holding company" means a corporation authorized to issue one or more classes of capital stock, the corporate purposes of which include holding directly or indirectly the voting stock of a converted company.

(e) "Member" means a person who, on the records of the mutual company and pursuant to its articles of incorporation or bylaws, is deemed to be a holder of a membership interest in the mutual company and shall also include a person or persons insured under a group policy, subject to the following conditions:

(i) the person is insured or covered under a group life policy or group annuity contract under which funds are accumulated and allocated to the respective covered persons;

(ii) the person has the right to direct the application of the funds so allocated;

(iii) the group policyholder makes no contribution to the premiums or deposits for the policy or contract; and

(iv) the mutual company has the names and addresses of the persons covered under the group life policy or group annuity contract.

On and after the effective date of a plan of MHC conversion under this Section, the term "member" shall mean a member of the mutual holding company created thereby.

(f) "Mutual holding company" or "MHC" means a corporation resulting from a reorganization of a mutual company under this Section. A mutual holding company shall be subject to the provisions of this Article and to any other provisions of this Code applicable to mutual companies, except as otherwise provided in this Section. The articles of incorporation of a mutual holding company shall include provisions setting forth the following:

(i) that it is a mutual holding company organized under this Article;

(ii) that the mutual holding company may hold not less than a majority of the shares of voting stock of a converted company or an intermediate holding company, which in turn holds directly or indirectly all of the voting stock of a converted company;

(iii) that it is not authorized to issue any capital stock except pursuant to a conversion in accordance with the provisions of Section 59.1 and subsection (13) of this Section;

(iv) that its members shall have the rights specified in this Section and in its articles of incorporation and bylaws; and

(v) that its assets shall be subject to inclusion in the estate of the converted company in any proceedings initiated by the Director against the converted company under Article XIII. {Footnote 2}

(g) "Mutual company" means for purposes of this Section a mutual life insurer or mutual property-casualty insurer that may convert pursuant to a plan of MHC conversion under this Section.

(h) "Plan of MHC conversion," or "plan" when used in this Section means a plan adopted pursuant to this Section by the board of directors of an Illinois domestic mutual company for the conversion of the mutual company into a direct or indirect stock subsidiary of a mutual holding company.

(i) "Policy" includes any group or individual insurance policy or contract issued by a mutual company, including an annuity contract. The term policy does not include a certificate of insurance issued in connection with a group policy or contract.

(j) "Policyholder" means the holder of a policy other than a reinsurance contract.

(2) Formation of mutual holding company and conversion of mutual company. A mutual company, upon approval of the Director, may reorganize by forming a mutual holding company and continue the corporate existence of the reorganizing mutual company as a stock insurance company in accordance with this Section. Upon effectiveness of a plan of MHC conversion, and without any further action:

(a) The mutual company shall become a stock corporation, the membership interests of the policyholders in the mutual company shall be deemed extinguished and all eligible members of the mutual company shall be and become members of the mutual holding company, in accordance with the articles of incorporation and bylaws of the mutual holding company and the applicable provisions of this Section and Article III; {Footnote 3} and

(b) all of the shares of the capital stock of the converted company shall be issued to the mutual holding company, which at all times shall own a majority of the shares of the voting stock of the converted company, except that either at the time of conversion, or at a later time with the approval of the Director, an intermediate holding company or companies may be created, so long as the mutual holding company at all times owns directly or indirectly a majority of the shares of the voting stock of the converted company.

(3) MHC membership interests.

(a) No member of a mutual holding company may transfer membership in the mutual holding company or any right arising from the membership.

(b) A member of a mutual holding company shall not, as a member, be personally liable for the acts, debts, liabilities, or obligations of the company.

(c) No assessments of any kind may be imposed upon the members of a mutual holding company by the directors or members, or because of any liability of any company owned or controlled by the mutual holding company or because of any act, debt, liability, or obligation of the mutual holding company itself.

(d) A membership interest in a domestic mutual holding company shall not constitute a security under any law of this State.

(4) Adoption of the plan of MHC conversion by the board of directors.

(a) A mutual company seeking to convert to a mutual holding company structure shall, by the affirmative vote of two-thirds of its board of directors, adopt a plan of MHC conversion consistent with the requirements of subsection (8) of this Section.

(b) At any time before approval of a plan by eligible members, the mutual company, by the affirmative vote of two-thirds of its board of directors, may amend or withdraw the plan of MHC conversion.

(5) Approval of the plan of MHC conversion by the Director.

(a) Required findings. After adoption or amendment of the plan by the mutual company's board of directors, the plan of MHC conversion shall be submitted to the Director for review and approval. The Director shall hold a public hearing on the plan. The Director shall approve the plan upon finding that:

(i) the provisions of this Section have been complied with; and

(ii) the plan is fair and equitable as it relates to the interests of the members.

(b) Documents to be filed.

(i) Prior to the members' approval of the plan of MHC conversion, a mutual company seeking the Director's approval of a plan shall file the following documents with the Director for review and approval:

(A) the plan of MHC conversion;

(B) the form of notice required by item (b) of subsection (6) of this Section for eligible members to vote on the plan;

(C) any proxies to be solicited from eligible members and any other soliciting materials;

(D) the proposed articles of incorporation and bylaws of the mutual holding company, each intermediate holding company, if any, and the revised articles of incorporation and bylaws of the converted company.

Once filed, these documents shall be approved or disapproved by the Director within a reasonable time.

(ii) After the members have approved the plan, the converted company shall file the following documents with the Director:

(A) the minutes of the meeting of the members at which the plan of MHC conversion was voted upon; and

(B) the articles and bylaws of the mutual holding company and each intermediate holding company, if any, and the revised articles of incorporation and bylaws of the converted company.

(c) The Director's approval of a plan pursuant to this subsection (5) may be made conditional at the sole discretion of the Director whenever he determines that such conditions are reasonably necessary to protect policyholder interests. Such conditions may include, but shall not be limited to, limitations, requirements, or prohibitions as follows:

(i) prior approval of any acquisition or formation of affiliate entities of the MHC;

(ii) prior approval of the capital structure of any intermediate holding company or any changes thereto;

(iii) prior approval of any initial public offering or other issuance of equity or debt securities of an intermediate holding company or the converted company in a private sale or public offering;

(iv) prior approval of the expansion of the mutual holding company system into lines of business, industries, or operations not presented at the time of the conversion;

(v) limitations on dividends and distributions if the effect would be to reduce capital and surplus of the converted company, in addition to any limitations which may otherwise be authorized by law; and

(vi) limitations on the pledge, incumbrance, or transfer of the stock of the converted company.

(d) Consultant. The Director may retain, at the mutual company's expense, any qualified expert not otherwise a part of the Director's staff to assist in reviewing the plan of MHC conversion.

(6) Approval of the plan by the members.

(a) Members entitled to notice of and to vote on the plan. All eligible members shall be given notice of and an opportunity to vote upon the plan of MHC conversion.

(b) Notice required. All eligible members shall be given notice of the members' meeting to vote upon the plan of MHC conversion. The notice shall identify in reasonable detail the benefits and risks of the MHC conversion. A copy of the plan of MHC conversion or a summary of the plan, if so authorized by the Director, shall accompany the notice. If a summary of the plan accompanies the notice, a copy of the plan shall be made available without charge to any eligible member upon request. The notice shall state that approval by the Director does not constitute a recommendation that eligible members approve the plan. The notice shall be mailed to each member's last known address, as shown on the mutual company's records, within 45 days of the Director's approval of the plan. The meeting to vote upon the plan shall not be set for a date less than 60 days after the date when the notice of the meeting is mailed by the mutual company. If the meeting to vote upon the plan is held coincident with the mutual company's annual meeting of policyholders, only one combined notice of meeting is required.

(c) Vote required for approval.

(i) After approval by the Director, the plan of MHC conversion shall be adopted, at an annual or special meeting of policyholders at which a quorum is present, upon receiving the affirmative vote of at least two-thirds of the votes cast by eligible members.

(ii) Members entitled to vote upon the proposed plan may vote in person or by proxy. Any proxies to be solicited from eligible members, together with the related proxy statement and any other soliciting materials, shall be filed with and approved by the Director.

(iii) The number of votes each eligible member may cast shall be determined by the mutual company's bylaws. If the bylaws are silent, each eligible member may cast one vote.

(7) Adoption of articles of incorporation. Adoption of articles of incorporation for the mutual holding company, each intermediate holding company, if any, and revised articles of incorporation for the converted company is necessary to implement the plan of MHC conversion. Procedures for adoption or revision of such articles shall be governed by the applicable provisions of this Code or, in the case of an intermediate holding company, the business corporation law of the state in which the intermediate holding company is incorporated. For a Class I mutual company, the members may adopt revised articles of incorporation at the same meeting at which the members approve the plan. For a Class 2 or 3 mutual company, the articles of incorporation may be adopted solely by the board of directors or trustees, as provided in Section 57 of this Code.

(8) Required provisions in a plan of MHC conversion. The following provisions shall be included in the plan of MHC conversion:

(a) The plan shall set forth the reasons for the proposed conversion.

(b) Effect of MHC conversion on existing policies.

(i) The plan shall provide that all policies of the converted company in force on the effective date of conversion shall continue to remain in force under the terms of those policies, except that any voting or other membership rights of the policyholders provided for under the policies or under this Code and any contingent liability policy provisions of the type described in Section 55 of this Code shall be extinguished on the effective date of the conversion.

(ii) The plan shall further provide that holders of participating policies in effect on the date of conversion shall continue to have the right to receive dividends as provided in the participating policies, if any.

(iii) Except for a mutual company's life policies, guaranteed renewable accident and health policies, and non-cancelable accident and health policies, the converted stock company may issue the insured a nonparticipating policy as a substitute for the participating policy upon the renewal date of a participating policy.

(iv) The plan shall provide that a Class I mutual company's participating life policies in force on the effective date of the conversion shall be operated by the converted company for dividend purposes as a closed block of participating business except that any or all classes of group participating policies may be excluded from the closed block. The plan shall establish one or more segregated accounts for the benefit of the closed block of business and shall allocate to those segregated accounts enough assets of the mutual company so that the assets together with the revenue from the closed block of business are sufficient to support the closed block including, but not limited to, the payment of claims, expenses, taxes, and any dividends that are provided for under the terms of the participating policies with appropriate adjustments in the dividends for experience changes. The plan shall be accompanied by an opinion of a qualified actuary or an appointed actuary who meets the standards set forth in the insurance laws or regulations for the submission of actuarial opinions as to the adequacy of reserves or assets. The opinion shall relate to the adequacy of the assets allocated to the segregated accounts in support of the closed block of business. The actuarial opinion shall be based on methods of analysis deemed appropriate for those purposes by the Actuarial Standards Board. The amount of assets allocated to the segregated accounts of the closed block shall be based upon the mutual company's last annual statement that is updated to the effective date of the conversion. The converted stock company shall keep a separate accounting for the closed block and shall make and include in the annual statement to be filed with the Director each year a separate statement showing the gains, losses, and expenses properly attributable to the closed block. Periodically, upon the Director's approval, those assets allocated to the closed block as provided herein that are in excess of the amount of assets necessary to support the remaining policies in the closed block shall revert to the benefit of the converted company. The Director may waive the requirement for the establishment of a closed block of business if the Director deems it to be in the best interests of the participating policyholders of the mutual company to do so.

(c) The plan shall set forth the requirements for granting membership interests to future policyholders of the converted company.

(d) The plan shall include information sufficient to demonstrate that the financial condition of the converted company will not be diminished by the plan of MHC conversion.

(e) The plan shall include a description of any current proposal to issue shares of an intermediate holding company or the converted company to the public or to other persons who are not direct or indirect subsidiaries of the mutual holding company.

(f) The plan shall include the identity of the proposed officers and directors of the mutual holding company and each intermediate holding company, if any, together with such other biographical information as the Director may request.

(g) The plan shall include such other information as the Director may request or may prescribe by rule.

(9) Effective date of the plan of MHC conversion. A plan shall become effective when the Director has approved the plan, the members have approved the plan and the articles of incorporation of the mutual holding company, each intermediate holding company, if any, and the revised articles of incorporation of the converted company have been adopted and filed with the Director.

(10) Corporate existence.

(a) Upon the conversion of a mutual company to a converted company according to the provisions of this Section, the corporate existence of the mutual company shall be continued in the converted company with the original date of incorporation of the mutual company. All the rights, franchises, and interests of the mutual company in and to every type of property, real, personal, and mixed, and things in action thereunto belonging, is deemed transferred to and vested in the converted company without any deed or transfer. Simultaneously, the converted company is deemed to have assumed all the obligations and liabilities of the mutual company.

(b) The directors and officers of the mutual company, unless otherwise specified in the plan of conversion shall serve as directors and officers of the converted company until new directors and officers of the converted company are duly elected pursuant to the articles of incorporation and bylaws of the converted company.

(11) Regulation and authority of mutual holding company.

(a) A mutual holding company shall have the same powers granted to domestic mutual companies and be subject to the same requirements and provisions of Article III and any other provisions of this Code applicable to mutual companies that are not inconsistent with the provisions of this Section, provided however that a mutual holding company shall not have the authority to transact insurance pursuant to Section 39(l).

(b) Neither the mutual holding company nor any intermediate holding company shall issue or reinsure policies of insurance.

(c) A mutual holding company may enter into an affiliation agreement or a merger agreement either at the time of conversion, or at some later time with the approval of the Director, with any mutual insurance company authorized to do business in this State or another mutual holding company. Any such merger agreement may authorize members of the mutual insurance company or other mutual holding company to become members of the mutual holding company. Any such affiliation agreement or merger agreement shall be subject to the insurance laws of this State relating to such transactions entered into by a domestic mutual company.

(d) The assets of the MHC shall be held in trust, under such arrangements and on such terms as the Director may approve, for the benefit of the policyholders of the converted company. Any residual rights of the MHC in such assets or any assets of the MHC determined not to be held in trust shall be subject to a lien in favor of the policyholders of the converted company under such terms as the Director may approve. Upon conversion of the mutual holding company as provided for in subsection (13) of this Section, such assets shall be released from trust in accordance with the plan of conversion approved by the Director.

(12) Diversion of business to affiliates. Without prior approval of the Director, neither the converted company nor any other person affiliated with or controlling the converted company shall divert business from the converted company to any insurance company affiliate if the purpose or effect would be to significantly reduce the number of members of the mutual holding company.

(13) Conversion of mutual holding company. A mutual holding company created pursuant to this Section may reorganize by complying with the applicable provisions of Section 59. For purposes of effecting a conversion under that Section, the mutual holding company shall be deemed a "mutual company" and the converted mutual holding company shall be deemed a "converted stock company," as such terms are defined in Section 59.1.

(14) Conflict of interest. No director, officer, agent, or employee of the mutual company or any other person shall receive any fee, commission, or other valuable consideration, other than his or her usual regular salary and compensation, for in any manner aiding, promoting, or assisting in the conversion except as set forth in the plan of MHC conversion approved by the Director. This provision does not prohibit the payment of reasonable fees and compensation to attorneys, accountants, and actuaries for services performed in the independent practice of their professions, even if the attorney, accountant, or actuary is also a director of the mutual company.

(15) Costs and expenses. All the costs and expenses connected with a plan of MHC conversion shall be paid for or reimbursed by the mutual company or the converted company.

(16) Failure to give notice. If the mutual company complies substantially and in good faith with the notice requirements of this Section, the mutual company's failure to give any member or members any required notice does not impair the validity of any action taken under this Section.

(17) Limitation of actions. Any action challenging the validity of or arising out of acts taken or proposed to be taken under this Section shall be commenced within 30 days after the effective date of the plan of MHC conversion.

{Footnote 1}215 ILCS 5/6 et seq.
{Footnote 2}215 ILCS 5/187 et seq.
{Footnote 3}215ILCS 5/36 et seq.